Gemini Tea Corp.
13836 Parkland Blvd SE
Calgary, AB
T2J 3X4   Canada
Tel: (403) 256-2066
www.geminiteas.com

June 10, 2010

Mr. Ronald E. Alper
U.S. Securities & Exchange Commission
Mail Stop 3561
Washington, DC
20549

Re:         Gemini Tea Corp.
Registration Statement on Form S-1
Filed April 12, 2010
File no. 333-165995

Dear Sir:

Thank you for your letter dated June 2, 2010.

As noted below, we have undertaken to make the requested revisions and provide requested information. We have submitted one marked and one unmarked copy of the Registration Statement.

Risk Factors, page 8

1.	In the paragraph titled, Determination of Offering Price, revisions have been made clearly stating that we have no operating history and have not generated any revenue.

In the paragraph titled, Audit Committee and Financial Expert, revisions have been made clearly stating that we have not commenced operations.

Certain Relationships and Related Transactions, page 23

2.	A separate paragraph has been added stating that Ms. Canning made a demand loan to the company of $515.

Undertakings, page 37

3.	The undertakings required by Item 512(a)(6) of Regulation S-K have been inserted. The undertaking set forth in Item 512(a)(4) of Regulation S-K has been deleted.

Please contact me if you require any additional information.

Thank you.

Sincerely,

Gemini Tea Corp.
/s/ Wanda Canning
Wanda Canning